UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

Kidpik Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Titles of Class of Securities)

49382L108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

Isaac Dabah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
334,158 (2)
	8	SHARED DISPOSITIVE POWER
46,970 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
381,128
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.0%
12	TYPE OF REPORTING PERSON
IN

(1)	Does not include shares of common stock of Kidpik Corp. (the “Company” or the “Issuer”), par value $0.001 per share (“Common Stock”) held directly and/or indirectly, as discussed in Footnotes (2) and (3) below, by Mr. Isaac Dabah (“Mr. Dabah”), which, pursuant to a September 1, 2021, between Mr. Dabah, each of the entities discussed in Footnote (2) below and Mr. Dabah and his wife directly, as discussed in Footnote (3) below, and his brother Ezra Dabah, and certain other parties, Mr. Dabah and the parties described in Footnotes (2) and (3) below, provided voting rights in connection with to Ezra Dabah, pursuant to an irrevocable proxy (the “Voting Agreement”). The Voting Agreement remains in effect until the earlier of (a) August 31, 2024; (b) the death of Ezra Dabah; (c) as to any individual party subject to the Voting Agreement, the date they no longer hold any Common Stock; and (d) the date that Ezra Dabah has provided notice to any shareholder that they are no longer subject to the Voting Agreement. As a result of the Voting Agreement, Ezra Dabah holds sole voting rights to the shares of Common Stock disclosed herein.

(2)	Represents 295,911 shares of Common Stock held by GMM Capital LLC (“GMM”), which are beneficially owned by Isaac Dabah, due to his position as Director of GMM, and 38,247 shares of Common Stock held in the name of the Sterling Macro Fund, which Isaac Dabah is deemed to beneficially own due to his position of Director of the Sterling Macro Fund.

(3)	Represents shares of Common Stock beneficially owned by Isaac Dabah and his wife, over which shares such persons share dispositive control.

*	All holdings above are as of December 31, 2021, provided that there have been no changes in such holdings as of the date of this filing. Based on 7,617,834 outstanding shares of Common Stock, which is the number of outstanding shares of Common Stock as reported outstanding by the Issuer on December 22, 2021, as disclosed on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

Item 1(a).	Name of Issuer:

Kidpik Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 Park Avenue South, 3rd Floor, New York, New York 10003

Item 2(a).	Name of Person Filing:

This statement is being filed on behalf of the following person (the “Reporting Person”):

1.	Isaac Dabah

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

200 Park Avenue South, 3rd Floor, New York, New York 10003

Item 2(c).	Citizenship:

See response to Item 4 on the cover page.

Item 2(d).	Title of Classes of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

The Common Stock CUSIP Number is 49382L108.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.	Ownership

(a) Amount beneficially owned:

See response to Item 9 on the cover page.

(b) Percent of class:

See responses to Item 11 on the cover page.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Isaac Dabah

By:	/s/ Isaac Dabah
Isaac Dabah